

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 17, 2016

<u>Via E-mail</u>
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

> **Re: Lamar Advertising Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36756**

Dear Mr. Istre:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant
Office of Real Estate and
Commodities